EXHIBIT 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2019 AND DECEMBER 31, 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2019	December 31, 2018
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$182,929	$204,763
Restricted cash	9,657	15,763
Accounts receivable, net	32,688	35,351
Capitalized voyage expenses	722	617
Due from related companies (Note 2)	19,566	20,923
Advances and other	18,872	18,407
Vessels held for sale (Note 4)	94,522	—
Inventories	17,461	20,388
Prepaid insurance and other	1,636	1,073
Current portion of financial instruments-Fair value (Note 7,12)	176	217

Total current assets	378,229	317,502

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7,12)	145	133
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	25,351	—
LONG TERM RECEIVABLE (Note 4)	13,000	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	48,075	16,161
Vessels	3,650,172	3,813,987
Accumulated depreciation	(977,129)	(984,540)

Vessels’ Net Book Value	2,673,043	2,829,447

Total fixed assets	2,721,118	2,845,608

DEFERRED CHARGES, net (Note 5)	25,921	27,815

Total assets	$3,164,764	$3,205,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$192,765	$160,584
Payables	35,645	37,532
Due to related companies (Note 2)	3,452	4,366
Dividends payable	1,000	—
Series B Redeemable Preferred Shares	50,000	—
Accrued liabilities	45,652	45,765
Unearned revenue (Note 3)	10,988	6,007
Current portion of obligations under operating lease (Note 4)	7,741	—
Current portion of financial instruments - Fair value (Note 7,12)	2,262	48

Total current liabilities	349,505	254,302

LONG-TERM DEBT, net of current portion (Note 6)	1,339,205	1,435,017
LONG-TERM OBLIGATIONS UNDER OPERATING LEASE (Note 4)	17,610	—
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7,12)	15,655	8,962

	June 30, 2019	December 31, 2018
	(UNAUDITED)
STOCKHOLDERS’ EQUITY (Note 8):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding at June 30, 2019 and 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares issued and 6,000,000 Series F Preferred Shares issued and outstanding at December 31, 2018	16,025	18,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at June 30, 2019 and December 31, 2018; 87,872,522 and 87,604,645 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	87,873	87,605
Additional paid-in capital	952,186	996,833
Accumulated other comprehensive loss	(18,150)	(8,660)
Retained earnings	383,920	400,933

Total Tsakos Energy Navigation Limited stockholders’ equity	1,421,854	1,494,736
Non-controlling Interest	20,935	12,041

Total stockholders’ equity	1,442,789	1,506,777

Total liabilities and stockholders’ equity	$3,164,764	$3,205,058

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2019	2018
VOYAGE REVENUES (Note 3):	$144,020	$123,927
EXPENSES:
Voyage expenses	35,191	29,407
Charter hire expense	2,698	2,698
Vessel operating expenses	46,072	44,169
Depreciation and amortization	34,260	36,621
General and administrative expenses	6,797	6,812
Loss on sale of vessel	—	364

Total expenses	125,018	120,071

Operating income	19,002	3,856

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(21,262)	(14,783)
Interest income	1,773	389
Other, net	(2)	2

Total other expenses, net	(19,491)	(14,392)

Net loss	(489)	(10,536)
Less: Net loss attributable to the non-controlling interest	794	983

Net income (loss) attributable to Tsakos Energy Navigation Limited	$305	$(9,553)

Effect of preferred dividends	(10,204)	(6,713)
Deemed dividend on Series B preferred shares	(2,750)	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(12,649)	(16,266)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.14)	$(0.19)

Weighted average number of shares, basic and diluted	87,751,969	86,942,159

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2019	2018
VOYAGE REVENUES (Note 3):	$291,064	$249,651
EXPENSES:
Voyage expenses	66,755	56,683
Charter hire expense	5,367	5,376
Vessel operating expenses	89,396	91,704
Depreciation and amortization	69,543	72,432
General and administrative expenses	13,233	13,643
Loss on sale of vessel	—	364

Total expenses	244,294	240,202

Operating income	46,770	9,449

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(38,855)	(32,728)
Interest income	2,547	711
Other, net	(31)	(333)

Total other expenses, net	(36,339)	(32,350)

Net income (loss)	10,431	(22,901)
Less: Net loss attributable to the non-controlling interest	1,106	1,433

Net income (loss) attributable to Tsakos Energy Navigation Limited	$11,537	$(21,468)

Effect of preferred dividends	(20,408)	(13,355)
Deemed dividend on Series B Preferred Shares	(2,750)	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(11,621)	(34,823)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.13)	$(0.40)

Weighted average number of shares, basic and diluted	87,678,714	86,634,907

The accompanying notes are an integral part of these consolidated financial statements

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2019, AND 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2019	2018
Net loss	$(489)	$(10,536)
Other comprehensive loss
Unrealized gain (loss) from hedging financial instruments
Unrealized loss on interest rate swaps, net (Note 9)	(5,839)	1,808

Comprehensive loss	(6,328)	(8,728)

Less: comprehensive loss attributable to the non-controlling interest	794	983

Comprehensive loss attributable to Tsakos Energy Navigation Limited	$(5,534)	$(7,745)

The accompanying notes are an integral part of these consolidated financial statements

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019, AND 2018

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2019	2018
Net income (loss)	$10,431	$(22,901)
Other comprehensive income (loss)
Unrealized gain (loss) from hedging financial instruments
Unrealized (loss) income on interest rate swaps, net (Note 9)	(9,490)	786

Comprehensive income (loss)	941	(22,115)

Less: comprehensive loss attributable to the non-controlling interest	1,106	1,433

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$2,047	$(20,682)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019, AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2018	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net (loss)						(21,468)		(21,468)	(1,433)	(22,901)
Issuance of 9.50% Series F Preferred Shares	5,400		125,153					130,553		130,553
Sale of Common Shares			(44)	(1,016,870)	5,660	(2,045)		3,571		3,571
Common dividends declared ($0.05 per share)						(4,379)		(4,379)		(4,379)
Common dividends paid ($0.05 per share)						(4,337)		(4,337)		(4,337)
Dividends paid on Series B Preferred shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C Preferred shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D Preferred shares						(3,746)		(3,746)		(3,746)
Dividends paid on Series E Preferred shares						(5,319)		(5,319)		(5,319)
Other comprehensive income							786	786		786

BALANCE June 30, 2018	$17,425	$87,339	$983,107	2,199	$(76)	$501,113	$(4,519)	$1,584,389	$12,447	$1,596,836

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2019	$18,025	$87,605	$996,833	—	—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income						11,537		11,537	(1,106)	10,431
Capital contribution from noncontrolling interest owners to subsidiary									10,000	10,000
Sale of Common Shares		268	603					871		871
Cash dividends paid ($0.05 per common share)						(4,392)		(4,392)		(4,392)
Cash dividends declared ($0.50 per Series B preferred shares)						(1,000)		(1,000)		(1,000)
Series B Redeemable preferred shares	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C preferred shares						(2,218)		(2,218)		(2,218)
Dividends paid on Series D preferred shares						(3,746)		(3,746)		(3,746)
Dividends paid on Series E preferred shares						(5,319)		(5,319)		(5,319)
Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
Other comprehensive loss							(9,490)	(9,490)		(9,490)

BALANCE June 30, 2019	$16,025	$87,873	$952,186	—	$—	$383,920	$(18,150)	$1,421,854	$20,935	$1,442,789

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$10,431	$(22,901)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	64,337	67,940
Amortization of deferred dry-docking costs	5,206	4,492
Amortization of loan fees	2,140	2,074
Change in fair value of derivative instruments	(649)	(1,483)
Loss on sale of vessel	—	364
Payments for dry-docking	(4,742)	(11,114)
(Increase) Decrease in:
Accounts receivables	3,555	(8,666)
Inventories	2,927	(1,972)
Prepaid insurance and other	(563)	(1,369)
Capitalized voyage expenses	(105)	(525)
Increase (Decrease) in:
Payables	(2,801)	869
Accrued liabilities	(113)	11,095
Unearned revenue	4,981	(113)

Net Cash provided by Operating Activities	84,604	38,691

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(31,914)	(10,473)
Vessel acquisitions and/or improvements	(930)	(629)
Proceeds from sale of vessel	—	17,520

Net Cash (used in) provided by Investing Activities	(32,844)	6,418

Cash Flows from Financing Activities:
Proceeds from long-term debt	204,416	255,050
Financing costs	(1,309)	(3,044)
Payments of long-term debt	(268,878)	(333,866)
Sale of treasury stock, net	—	3,571
Proceeds from stock issuance program, net	871	—
Proceeds from preferred stock issuance, net	—	130,553
Cash dividends	(24,800)	(17,621)
Capital contribution from subsidiary to noncontrolling interest owners	10,000	—

Net Cash (used in) provided by Financing Activities	(79,700)	34,643

Net (decrease) increase in cash and cash equivalents and restricted cash	(27,940)	79,752
Cash and cash equivalents and restricted cash at beginning of period	220,526	202,673

Cash and cash equivalents and restricted cash at end of period	$192,586	$282,425

Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	182,929	272,501
Restricted cash	9,657	9,924
Total Cash and cash equivalents and restricted cash	192,586	282,425

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2019 AND 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

The consolidated balance sheet as of December 31, 2018, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 12, 2019 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2019, except as discussed below:

Leases: The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) and ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements, on January 1, 2019. The Company has elected to use the optional transition approach to determine the cumulative effect adjustment on January 1, 2019. In connection with its adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Additionally, after assessing that the respective criteria are met, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Following adoption, the Company is allowed to recognize cumulative effect adjustment to the opening balance of retained earnings in the period, rather than restate comparative prior year periods. Based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings.

Also, the Company made an accounting policy election to keep leases with a term of 12 months or less off the balance sheet. Based on the elections performed, the adoption of ASC 842 – Leases, did not materially impact the Company’s consolidated financial statements, for arrangements where the Company acts as a lessor.

The Company recognized on its interim consolidated balance sheet on January 1, 2019, a right-of-use asset and a lease liability of $29.3 million, based on the present value of the remaining minimum lease payments and the discount rate used for calculating the cost of the operating leases is the incremental borrowing rate. Lease payments under operating leases are accounted as an expense on a straight-line basis over the term of the lease arrangement.

Time Charters and Bareboat Revenues

For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore fall under the scope of ASC 842. In addition, and upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed day rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Sale and Leaseback Transactions

The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following:

a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

b) The right-of-use asset, which shall consist all of the following:

i) The amount of the initial measurement of the lease liability.

ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received.

iii) Any initial direct costs incurred by the lessee.

On December 21, 2017, the Company completed a sale-leaseback transaction relating to two of its suezmax tankers, Eurochampion 2004 and Euronike. Under this arrangement, the Company has transferred the underlying assets and leased back the vessels on a bareboat basis. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease (Note 4).

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

Derivative Financial Instruments: On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the U.S. Treasury (UST) rate, the London interbank offered rate (“LIBOR”) swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate. The amendments have been adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance had no effect on the Company’s consolidated financial statements.

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers Maria Energy, Neo Energy, the VLCCs Ulysses, Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004. The Management Company, for services rendered, charged $5,025 for the second quarter of 2019 and $5,055 for the prior year second quarter. Charges for the first half of 2019 and 2018 amounted to $10,050 and $10,119, respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. No such award was granted in the first six months of 2019 and the respective prior year first half.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2019, are $10,554 for the remainder of 2019, $21,278 for 2020, $21,420 for each of the years 2021, 2022 and 2023, and $113,339 from 2024 to 2029.

Management fees for vessels are included in General and administrative expenses in the accompanying interim Consolidated Statements of Comprehensive Income (Loss). Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. There were no such fees during the six months ended June 30, 2018, while fees amounting to $367 were charged during the six months ended June 30, 2019 and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction. For the second quarter of 2019, the amount of $245 was charged, while no such fees were charged in the second quarter of 2018.

At June 30, 2019, the amount due to the Management Company was $220 ($114 at December 31, 2018).

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. TCM for services rendered charged $445 for the second quarter of 2019 and $571 for the prior year second quarter. For the first half of 2019, charges amounted to $928 compared to $1,010 for the prior year first half.

At June 30, 2019, the amount due from TCM was $19,566 ($20,923 at December 31, 2018).

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2019 and 2018, there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2019 and 2018, there were no such charges.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

Tsakos Shipping for services rendered charged $1,711 for the second quarter of 2019 compared to $1,549 for the prior year second quarter. For the first half of 2019, the charge amounted to $3,545 compared to $3,092 for the prior year first half. The amount due to Tsakos Shipping as at June 30, 2019, was $897 ($520 at December 31, 2018). There is also at June 30, 2019, an amount of $341 ($327 at December 31, 2018) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. For the second quarter of 2019, Argosy, for services rendered, charged $2,459 compared to $2,350 for the prior year quarter. For the first half of 2019, charges amounted to $4,751 compared to $4,934 for the prior year first half. The amount due to Argosy as at June 30, 2019, was $1,880 ($3,387 at December 31, 2018). There is also an amount of $29 ($nil at December 31, 2018) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2019, AirMania, for services rendered, charged $1,438 compared to $1,235 in the prior year quarter. For the first half of 2019, charges amounted to $2,901 compared to $2,815 for the prior year first half.

The amount due to AirMania as at June 30, 2019, was $455 ($345 at December 31, 2018).

3.	Revenue from Contracts with Customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $54,563 and $40,434 for the second quarter of 2019 and 2018, respectively, and for the first half of 2019, amounted to $114,408 compared to $80,383 for the prior year first half.

Time and bareboat charters: Revenues from time charter hire arrangements amounted to $89,457 and $83,493 for the second quarter of 2019 and 2018, respectively, and for the first half of 2019, amounted to $176,656 compared to $169,268 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided, primary relating to time charter agreements. As of June 30, 2019, deferred revenue amounted to $10,988 ($6,007 as December 31, 2018).

4.	Vessels

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

Upon adoption of ASC 842, the Company as at January 1, 2019 recognized on the interim consolidated balance sheet a right-of-use asset of $29.3 million based on the present value of the future minimum lease payments and an obligation under operating lease of $29.3 million. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not performed any payments prior to the commencement date of the contract. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters, which are not recognized as part of the right-of-use asset and the obligation under operating lease.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating lease was 5.45% and the weighted average remaining lease term was 3.48 years as at June 30, 2019. Amortization of the right-of-use asset is recognized on a straight-line basis from the commencement date of the contract to the end of the sale and leaseback, provided that no impairment will be recognized over the lease term. As at June 30, 2019, both the right-of use asset and the corresponding obligation under operating lease were $25.4 million (current portion $7.7 million and non-current portion $17.7 million).

Year	Lease Commitment
July 1 to December 31, 2019	4,097
2020	8,191
2021	8,191
2022	8,191

Minimum net lease payments	28,670
Less: present value discount	(3,319)

Total Obligations under operating lease (current and non-current portion)	25,351

The Company has subleased the vessels and has recognized sublease income of $2.3 million for the second quarter of 2019 compared to $2.2 million in the prior year second quarter. The amount of $5.4 million was recognized for the first half of 2019 compared to $4.3 million in the prior year first half.

Held for sale

During the second quarter of 2019, the Company assessed that the suezmax tankers Archangel and Alaska and the aframax Izumo Princess met the held for sale criteria. The Company measured the held for sale vessels at the lower of carrying value and fair value less costs to sell ($94,560). The fair value was determined through Level 2 inputs.

Sales

There were no vessel sales during the first half of 2019. On April 11, 2018, the Company sold the VLCC Millennium, realizing a net loss of $364, which is separately reflected in the accompanying Consolidated Statement of Comprehensive Income (Loss).

5.	Deferred Charges

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $25,921 and $27,815, at June 30, 2019 and December 31, 2018, respectively. Amortization of deferred dry-docking costs was $5,206 during the first six months of 2019 and $4,492 during the first six months of 2018 and is included in Depreciation and amortization in the accompanying interim Consolidated Statements of Comprehensive Income (Loss).

6.	Long-Term Debt

Facility	June 30, 2019	December 31, 2018
(a) Credit Facilities	—	62,500
(b) Term Bank Loans	1,542,660	1,544,622

Total	1,542,660	1,607,122
Less deferred finance costs, net	(10,690)	(11,521)

Facility	June 30, 2019	December 31, 2018
Total long-term debt	1,531,970	1,595,601
Less current portion of debt	(196,644)	(163,870)
Add deferred finance costs, current portion	3,879	3,286

Total long-term portion, net of current portion and deferred finance costs	1,339,205	1,435,017

(a)	Credit facilities

As at December 31, 2018, the Company had one open revolving credit facility which matured in February 2019.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2019, amounted to $1,542,660. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between July 2020 and January 2028. Interest rates on the outstanding loans as at June 30, 2019 are based on LIBOR plus a spread. At June 30, 2019, interest rates on these term bank loans ranged from 4.09% to 5.03%.

On January 10, 2019, the Company drew down $62,500 to refinance an existing loan with the same amount. The new loan is repayable in ten semi-annual installments of $3,000, commencing six months after the drawdown date, plus a balloon of $32,500 payable with the last installment.

On January 28, 2019, the Company signed a new six-year term bank loan for $88,150 relating to the refinancing of the debt approaching maturity on the suezmax tankers, Spyros K and Dimitris P, the aframax tanker Uraga Princess and the panamax tanker Salamina. The loan was drawn on January 30, 2019 and is repayable in twelve semi-annual installments of $5,200, commencing six months after the drawdown date, plus a balloon of $25,750 payable together with the last installment. Part of the loan, for the vessel Salamina, amounting to $14,272 was prepaid on June 17, 2019.

On May 31, 2019, the Company signed a new loan agreement amounting to $38,250 to refinance the existing loans of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. On May 31, 2019 and June 13, 2019, the Company drew down the amount of $25,500 and $12,750, respectively. On May 31, 2019 and June 3, 2019, the Company repaid the old loan amounts of $9,062 for Maya and Inca and $16,575 for Selini. The loan is repayable in ten semi-annual installments of $3,187, commencing six months after the drawdown date, plus a balloon of $6,375 payable together with the last installment.

On July 12, 2019, the Company signed a new loan agreement amounting to $26,000 for the refinancing of three handysize vessels, Amphitrite, Arion and Andromeda. On July 17, 2019, the Company drew down $26,000 and on the same date, repaid the old loan amounting to $19,448. The new loan is repayable in ten semi-annual installments of $2,600.

On August 5, 2019, the Company signed a new loan agreement amounting to $72,000 for the refinancing of two aframax tankers, Thomas Zafiras and Leontios H. The loan was drawn on August 8, 2019 and is repayable in fourteen semi-annual installments of $2,400 plus a balloon payment of $38,400 payable together with the last installment. On August 9, 2019, the Company prepaid the old loan amounting to $64,825.

On August 21, 2019, the Company signed a new loan agreement amounting to $71,036 for the refinancing of two aframax tankers, Elias Tsakos and Oslo TS. The loan was drawn in two tranches on August 27, 2019 and August 28, 2019, repayable in fourteen semi-annual installments of $1,200 plus a balloon of $19,200 and ten semi-annual installments of $1,341 plus a balloon of $21,626 payable with last installment, respectively. On August 27, 2019 and August 28, 2019, the Company prepaid the old loans amounting to $31,212 and $35,036, respectively.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2019	4.61%
Three months ended June 30, 2018	4.25%
Six months ended June 30, 2019	4.68%
Six months ended June 30, 2018	4.00%

The above term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $144,475 at June 30, 2019 and $99,154 at December 31, 2018, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,700. Two loan agreements require a monthly pro rata transfer to a retention account of any principal due, but unpaid.

As at June 30, 2019, the Company and its wholly and majority owned subsidiaries had twenty-five loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,542,660. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in one of its loan agreements, which did not require an amount to be reclassified within current liabilities at June 30, 2019.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments required to be made after June 30, 2019, are as follows:

Period/Year	Amount
July to December 2019	115,358
2020	197,915
2021	241,013
2022	180,146
2023	337,143
2024 and thereafter	471,085

1,542,660

7.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest expense	18,135	18,295	36,998	35,016
Less: Interest capitalized	(300)	(21)	(468)	(21)

Interest expense, net	17,835	18,274	36,530	34,995
Bunkers swap cash settlements	401	(2,149)	668	(3,560)
Amortization of loan fees	1,070	1,262	2,140	2,074
Bank charges	62	377	149	379
Change in fair value of non-hedging financial instruments	1,894	(2,981)	(632)	(1,160)

Net total	21,262	14,783	38,855	32,728

At June 30, 2019, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $282,113, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 3.08% and receives floating rates based on the six-month LIBOR (Note 12).

At June 30, 2019 and December 31, 2018, four interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as of June 30, 2019 and December 31, 2018, in aggregate amounted to $14,566 (negative) and $5,000 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2019, that is estimated to be reclassified into earnings within the next twelve months to June 30, 2019 is $1,350.

At June 30, 2019 and December 31, 2018, the Company held one interest rate swap that did not meet hedge accounting criteria. The fair value of the financial instrument as of June 30, 2019 and December 31, 2018, amounted to $182 (negative) and $39 (negative), respectively. As such, the change in its fair value during the first half of 2019 has been included in Change in fair value of non-hedging financial instruments and amounted to a loss of $143.

At June 30, 2019 and December 31, 2018, the Company held three call option agreements to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at June 30, 2019 and December 31, 2018, was $251 (positive) and $350 (positive), respectively. During the first half of 2019, the payments amounted to $668. The changes in fair values during the first half of 2019 and 2018 amounting to $99 (negative) and $106 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

At June 30, 2019 and December 31, 2018, the Company held twenty-five and nineteen bunker swap agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of these instruments at June 30, 2019 and December 31, 2018, was $3,099 (negative) and $3,972 (negative), respectively. The change in the fair value in the first half of 2019 and 2018 was $874 (positive) and $358 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

During the first half of 2018, the Company held three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of June 30, 2018 were $3,960 (positive). The change in the fair value in the first half of 2018 was $696 (positive) and has been included in Change in fair value of non-hedging financial instruments in the table above. In November 2018, the Company entered into early termination of the three bunker swap agreements.

8.	Stockholders’ Equity

During the first half of 2019, the Company sold 267,877 common shares for net proceeds of $871. During the first half of 2018, the Company sold 1,016,870 common shares from its treasury stock for net proceeds of $3,571.

On January 30, 2019 and April 30, 2019, the Company paid dividends of $0.50 per share, $2,000 in total, on its 8.00% Series B Preferred Shares, $0.55469 per share, $2,218 in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7,125 in total, on its 9.50% Series F Preferred Shares. On January 30, 2018 and April 30, 2018, the Company paid dividends of $0.50 per share, $2,000 in total, on its 8.00% Series B Preferred Shares and $0.55469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares.

On February 28, 2019, and May 29, 2019, the Company paid dividends of $0.54687 per share, $3,746 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,319 in total, on its Series E Preferred Shares. On February 28, 2018 and May 29, 2018, the Company paid dividends of $0.54687 per share, $3,746 in total, on its Series D Preferred Shares.

On June 28, 2018, the Company completed an offering of 5,400,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $130,553, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by the board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

On May 30, 2019, the Company paid a dividend of $0.05 per common share, outstanding which was declared on March 29, 2019. On May 10, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 12, 2018. On August 8, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on June 15, 2018.

In the second quarter of 2019, Mare Success S.A, owned 51% by the Company, increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by Polaris Oil Shipping Inc., an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. During the second quarter of 2019, the Company transferred the net assets of Selini and Salamina to Mare Success. S.A. The Company accounted the transaction at the carrying amounts of the net assets.

On June 28, 2019, the Company declared the redemption of all of its 2,000,000 Series B Preferred Shares, $25.00 per share and the payment of the final dividend of $0.50 per share, on the same date, July 30, 2019. Upon declaration, the Company re-classified an amount equal to the fair value of the Series B Preferred Shares from equity to current liabilities. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

9.	Accumulated other comprehensive income (loss)

In the first half of 2019, accumulated other comprehensive loss increased with unrealized losses of $9,490 which resulted from changes in fair value of financial instruments.

In the first half of 2018, accumulated other comprehensive loss decreased with unrealized gains of $786 which resulted from changes in fair value of financial instruments.

10.	Loss per Common Share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Numerator
Net income (loss) attributable to Tsakos Energy Navigation Limited	305	(9,553)	11,537	(21,468)
Preferred share dividends Series B	(1,000)	(1,000)	(2,000)	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,218)	(2,219)
Preferred share dividends Series D	(1,874)	(1,874)	(3,746)	(3,746)
Preferred share dividends Series E	(2,659)	(2,659)	(5,319)	(5,319)
Preferred share dividends Series F	(3,562)	(71)	(7,125)	(71)
Deemed dividend on Series B preferred shares	(2,750)	—	(2,750)	—

Net loss attributable to common stockholders	(12,649)	(16,266)	(11,621)	(34,823)

Denominator
Weighted average common shares outstanding	87,751,969	86,942,159	87,678,714	86,634,907
Basic and diluted loss per common share	$(0.14)	$(0.19)	$(0.13)	$(0.40)

11.	Commitments and Contingencies

At June 30, 2019, the Company had four vessels under construction, two aframax tankers and two suezmax tankers.

The total contracted amount plus extras costs agreed for the four vessels under construction as of June 30, 2019, was $242,136. As of June 30, 2019, the outstanding amount was $196,089. The amount of $55,224 is payable within the second half of 2019 and the amount of $140,865 is payable within 2020.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2019, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July 1 to December 31, 2019	166,420
2020	265,153
2021	202,036
2022	133,119
2023 to 2028	307,009

Minimum charter payments	1,073,737

These amounts do not assume any off-hire.

12.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments, as at June 30, 2019 and December 31, 2018. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Consolidated Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 7 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2019 and December 31, 2018, are as follows:

	Carrying Amount June 30, 2019	Fair Value June 30, 2019	Carrying Amount December 31, 2018	Fair Value December 31, 2018
Financial assets/(liabilities)
Cash and cash equivalents	182,929	182,929	204,763	204,763
Restricted cash	9,657	9,657	15,763	15,763
Investments	1,000	1,000	1,000	1,000
Series B Redeemable Preferred Shares	(50,000)	(50,000)	—	—
Debt	(1,542,660)	(1,542,660)	(1,607,122)	(1,607,122)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of comprehensive income (loss) or in the Balance sheet, as a component of Accumulated other comprehensive income (loss).

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2019 Fair Value	December 31, 2018 Fair Value	June 30, 2019 Fair Value	December 31, 2018 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	1,367	30
	Financial instruments - Fair value, net of current portion	—	—	13,199	4,970

	Subtotal	—	—	14,566	5,000

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2019 Fair Value	December 31, 2018 Fair Value	June 30, 2019 Fair Value	December 31, 2018 Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	203	18
Interest rate swaps	Financial instruments - Fair value, net of current portion	21	—	—	20
Bunker swaps	Current portion of financial instruments - Fair value	—	—	692	—
Bunker swaps	Financial instruments - Fair value, net of current portion	49	—	2,456	3,972
Bunker call options	Current portion of financial instruments-Fair value	176	217	—	—
Bunker call options	Financial instruments-Fair value, net of current portion	75	133	—	—

	Subtotal	321	350	3,351	4,010

Total derivatives		321	350	17,917	9,010

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2019	2018	2019	2018
Interest rate swaps	(5,886)	1,604	(9,623)	83

Total	(5,886)	1,604	(9,623)	83

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2019	2018	2019	2018
Interest rate swaps	Depreciation expense	(47)	(47)	(94)	(94)
Interest rate swaps	Interest and finance costs, net	—	(157)	(39)	(609)

Total		(47)	(204)	(133)	(703)

Derivatives not designated as Hedging Instruments–Net effect on the Statement of Comprehensive Income (Loss)

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2019	2018	2019	2018
Interest rate swaps	Interest and finance costs, net	(123)	—	(143)	—
Bunker swaps	Interest and finance costs, net	(1,626)	5,056	874	4,614
Bunker call options	Interest and finance costs, net	(545)	75	(765)	106

Total		(2,294)	5,131	(34)	4,720

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2019 and December 31, 2018 was $18,150 and $8,660 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2019 and December 31, 2018 using level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2019	December 31, 2018
Interest rate swaps	(14,748)	(5,038)
Bunker swaps	(3,099)	(3,972)
Bunker call options	251	350

	(17,596)	(8,660)

13.	Subsequent Events

(a)

On July 12, 2019, the Company signed a loan agreement amounting to $56,352 for the pre and post-delivery financing of the suezmax tanker Hull 8041 under construction. On July 31, 2019, the Company drew down the amount of $6,979.

(b)	On July 15, 2019, the Company drew down an amount of $5,172 for the fourth instalment of the aframax tanker Hull 5033 under construction.

(c)

On July 30, 2019, the Company paid dividends of $0.50, $0.55469 and $0.59375 per share on its 8.00% Series B, its 8.875% Series C and its 9.50% Series F Preferred Shares, respectively, and paid $50,000 on the redemption of its Series B Preferred Shares.

(d)	On July 31, 2019, the Company signed a shipbuilding contract for the construction of one 174,000 cbm LNG carrier from Hyundai Heavy Industries.

(e)

On August 7, 2019, the Company signed a new loan agreement of $54,387 for the pre and post-delivery financing of the suezmax tanker Hull 8042. On August 9, 2019, the Company drew down the amount of $6,733.

(f)	On August 30, 2019, the Company drew down an amount of $5,172 for the fourth installment of the aframax tanker Hull 5036 under construction.

(g)	On August 28, 2019, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively.

(h)	Subsequent to June 30, 2019, the Company sold 1,640,179 common shares for net proceeds of $5,356.